XENICENT,  INC.  ANNOUNCES  DEVELOPMENT  OF  'LAB  ON  A  CHIP'  TECHNOLOGY.

WILBRAHAM, MA- January 30, 2002- Xenicent, Inc. (OTC BB: XCNT) announced today that the Company is developing new 'Lab on a Chip' technology for commercial testing applications within the food packing and veterinary industries. Lab on a Chip technology will perform mobile laboratory functions in a real-time format from a microchip platform the size of a shirt button enabling users to receive laboratory data without time delay. The Company is also actively negotiating licensing agreements with a National laboratory for use of intellectual property relevant to the Lab on a Chip technology.

Duane Bennett, President of Xenicent, Inc. stated "We are very excited about the value potential that the Lab on a Chip technology brings to Xenicent. Recent advances in microchip manufacturing have resulted in the reproducible and economic combination of microelectronics with micro analytical methodology. We are attempting to tap into a market that analysts believe is currently in excess of $5 billion. This is one of the first steps we will undergo this year to add significant value to our shareholders."

The technology, expected to be available in the second half of 2002, will attempt to bring a new definition and standard of quality control testing in the food packing and veterinary industries. It is also expected to greatly assist in identifying the impact of infection, disease and bio-terrorism on the public food supply in a 'real-time' platform.

ABOUT  XENICENT,  INC.:
Headquartered in Wilbraham, MA, Xenicent, Inc. is a diversified business with interests including: real estate development, sales, and consulting, and Xenicent Technologies, the new technology division of Xenicent, Inc.

This press release may include statements that constitute "forward-looking" statements; containing words including "intends" and "potentially," or similar expressions. These statements are made pursuant to the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking" statements involve risks and uncertainties that could cause actual results to differ materially from the "forward-looking" statements. The risks and uncertainties are detailed in reports filed from the company with the Securities and Exchange Commission, including forms 8K, 10QSB, and 10-KSB. These risks and uncertainties include, but are not limited to the following: company's limited working capital, competitive nature of the technology industry, legal uncertainties, availability of financing, and changes within the industry market.

Duane Bennett
18 Brookmont Drive
Wilbraham, MA 01095
(413) 599-0005